UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of January 2003

                                  PEARSON plc
             (Exact name of registrant as specified in its charter)

                                      N/A

                (Translation of registrant's name into English)

                                   80 Strand
                            London, England WC2R 0RL
                                44-20-7010-2000
                    (Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:




      Form 20-F X                                      Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934




       Yes                                              No X

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        This Report includes the following documents:

1. A press release from Pearson plc announcing Blocklisting Interim Review



                                   SCHEDULE 5

                        BLOCKLISTING SIX MONTHLY RETURN


To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

               Please ensure the entries on this return are typed

1. Name of company
PEARSON PLC


2. Name of scheme
WORLDWIDE SAVE FOR SHARES


3. Period of return:
From      JUNE 2002                                  To     NOVEMBER 2002


4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme
42,111

5. Number of shares issued / allotted under scheme during period:
39,042

6. Balance under scheme not yet issued / allotted at end of period
3,069

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;
1 MILLION on 8 June 2001

Please confirm total number of shares in issue at the end of the period in order for us to update our records
801,645,307


Contact for queries

Name             Jennifer Murphy
Address          Pearson plc 80 Strand London WC2R 0RL
Telephone        020 7010 2256

Person making the return

Name             Jennifer Murphy
Position         Senior Co. Sec. Assistant
Signature



                              SCHEDULE 5

                    BLOCKLISTING SIX MONTHLY RETURN


To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS


               Please ensure the entries on this return are typed

1. Name of company
PEARSON PLC


2. Name of scheme
1988 EXECUTIVE SCHEME


3. Period of return:
From      JUNE 2002                                  To     NOVEMBER 2002


4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme
1,109,272

5. Number of shares issued / allotted under scheme during period:
148,771

6. Balance under scheme not yet issued / allotted at end of period
960,501

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;
2,532,398 on 15 November 2000


Please confirm total number of shares in issue at the end of the period in order for us to update our records
801,645,307


Contact for queries

Name             Jennifer Murphy
Address          Pearson plc 80 Strand London WC2R 0RL
Telephone        020 7010 2256

Person making the return

Name             Jennifer Murphy
Position         Senior Co. Sec. Assistant
Signature


                              SCHEDULE 5

                    BLOCKLISTING SIX MONTHLY RETURN


To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

               Please ensure the entries on this return are typed

1. Name of company
PEARSON PLC


2. Name of scheme
1998 EXECUTIVE SCHEME


3. Period of return:
From      JUNE 2002                                  To     NOVEMBER 2002


4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme
586,028

5. Number of shares issued / allotted under scheme during period:
0

6. Balance under scheme not yet issued / allotted at end of period
586,028

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;
876,326 on 15 November 2000

Please confirm total number of shares in issue at the end of the period in order for us to update our records
801,645,307

Contact for queries

Name             Jennifer Murphy
Address          Pearson plc 80 Strand London WC2R 0RL
Telephone        020 7010 2256

Person making the return

Name             Jennifer Murphy
Position         Senior Co. Sec. Assistant
Signature


                               SCHEDULE 5

                    BLOCKLISTING SIX MONTHLY RETURN


To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS


               Please ensure the entries on this return are typed

1. Name of company
PEARSON PLC


2. Name of scheme
1992 US SENIOR EXECUTIVE


3. Period of return:
From      JUNE 2002                                  To     NOVEMBER 2002


4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme
895,895

5. Number of shares issued / allotted under scheme during period:
720,366

6. Balance under scheme not yet issued / allotted at end of period
175,529

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;
1,181,607 on 15 November 2000


Please confirm total number of shares in issue at the end of the period in order for us to update our records
801,645,307


Contact for queries

Name             Jennifer Murphy
Address          Pearson plc 80 Strand London WC2R 0RL
Telephone        020 7010 2256

Person making the return

Name             Jennifer Murphy
Position         Senior Co. Sec. Assistant
Signature



                                   SCHEDULE 5

                        BLOCKLISTING SIX MONTHLY RETURN



To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

               Please ensure the entries on this return are typed

1. Name of company
PEARSON PLC


2. Name of scheme
US SENIOR EXECUTIVE


3. Period of return:
From      JUNE 2002                                  To     NOVEMBER 2002


4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme
159,341

5. Number of shares issued / allotted under scheme during period:
48,157

6. Balance under scheme not yet issued / allotted at end of period
111,184

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;
575,000 on 21 October 1997




Please confirm total number of shares in issue at the end of the period in order for us to update our records
801,645,307



Contact for queries

Name             Jennifer Murphy
Address          Pearson plc 80 Strand London WC2R 0RL
Telephone        020 7010 2256

Person making the return

Name             Jennifer Murphy
Position         Senior Co. Sec. Assistant
Signature



                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   PEARSON plc

Date: January 7, 2003

                             By:   /s/ STEPHEN JONES
                            -----------------------
                                   Stephen Jones
                                   Deputy Secretary